Exhibit 99.1

UNAUDITED CONDENSED INTERIM Consolidated Financial Statements

For the three months ended March 31, 2023

In accordance with International Financial Reporting Standards and stated in Canadian dollars, unless otherwise indicated.

INDEX

Notice to Reader

Unaudited Condensed Interim Consolidated Financial Statements

■	Unaudited Condensed Interim Consolidated Statements of Financial Position

■	Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

■	Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

■	Unaudited Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2023

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, Premium Nickel Resources Ltd. (the “Company” or “PNRL”) discloses that the unaudited condensed interim consolidated financial statements have not been reviewed or audited by independent auditors.

The unaudited condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2023 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2022, which are available electronically on SEDAR (www.sedar.com) under the name, Premium Nickel Resources Ltd. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

“signed” Keith Morrison Chief Executive Officer	“signed” Sarah Zhu Chief Financial Officer
May 26, 2023

2 | PNRL / Q1 2023

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	As at March 31, 2023	As at December 31, 2022
ASSETS
CURRENT ASSETS
Cash		5,314,247	5,162,991
Prepaid expenses		483,286	470,725
Other receivables	4	691,551	804,630
TOTAL CURRENT ASSETS		6,489,084	6,438,346

NON-CURRENT ASSETS
Exploration and evaluation assets	5	36,332,411	31,823,982
Property, plant and equipment	6	3,285,028	3,394,670
TOTAL NON-CURRENT ASSETS		39,617,439	35,218,652
TOTAL ASSETS		46,106,523	41,656,998

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7	4,299,671	4,025,716
Current portion of lease liability	9	1,334,323	1,365,697
Promissory note	8	6,940,294	7,070,959
TOTAL CURRENT LIABILITIES		12,574,288	12,462,372

NON-CURRENT LIABILITIES
Vehicle financing		151,600	164,644
Provision for leave and severance		264,438	177,941
Lease liability	9	1,334,323	1,365,697
Deferred share units liability	10	455,292	298,000
TOTAL NON-CURRENT LIABILITIES		2,205,653	2,006,282
TOTAL LIABILITIES		14,779,941	14,468,654

SHAREHOLDERS’ EQUITY
Share capital – common	10	98,134,854	91,144,268
Share capital – preferred		31,516	31,516
Reserve		15,541,256	15,257,140
Deficit		(80,478,189)	(78,092,605)
Foreign currency translation reserve		(1,902,855)	(1,151,975)
TOTAL SHAREHOLDERS’ EQUITY		31,326,582	27,188,344
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		46,106,523	41,656,998

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 16)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on May 26, 2023.

“signed” Keith Morrison Chief Executive Officer	“signed” Don Newberry Audit Committee Chair

3 | PNRL / Q1 2023

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Three months ended
	Notes	March 31, 2023	March 31, 2022

EXPENSES
Corporate and administration expenses		(1,050,753)	(218,153)
Management fees	11	(802,074)	(498,974)
Due diligence cost of Botswana assets		-	(4,797)
Advisory and consultancy		(4,585)	(191,767)
Depreciation	6	(45,762)	-
General exploration expenses		(43,929)	-
Interest and bank charges		(49,939)	(1,463)
Share-based payment		-	(2,593,095)
Deferred share units granted	10	(157,292)	-
Warrant fair value movement		-	(19,712,297)
Net foreign exchange loss		(30,416)	(9,185)
		(2,184,750)	(23,229,731)

OTHER ITEMS
Interest expenses		(200,834)	-

NET LOSS FOR THE PERIOD		(2,385,584)	(23,229,731)

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(750,880)	(419,295)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(3,136,464)	(23,649,026)

Basic and diluted loss per share		(0.03)	(0.30)
Weighted average number of common shares outstanding - basic		118,246,915	78,398,422

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4 | PNRL / Q1 2023

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

	Notes	Number of Shares		Share Capital	Preferred shares	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Equity (Deficiency)
BALANCE AS AT DECEMBER 31, 2021		76,679,908		7,952,675	-	1,261,891	(13,482,624)	(48,906)	(4,316,964)

Net Loss for the period		-		-		-	(23,229,731)	-	(23,229,731)
Share capital issued through private placement		5,427,069		13,598,105		-	-		13,598,105
Share issue costs				(1,701,000)		-	-		(1,701,000)
Share-based payment						2,593,095			2,593,095
Exchange differences on translation of foreign operations								(419,295)	(419,295)
BALANCE AS AT MARCH 31, 2022		82,106,977	(1)	19,849,780	-	3,854,986	(36,712,355)	(468,201)	(13,475,790)

BALANCE AS AT DECEMBER 31, 2022	10	116,521,343		91,144,268	31,516	15,257,140	(78,092,605)	(1,151,975)	27,188,344

Net loss for the period							(2,385,584)		(2,385,584)
Share capital issued through private placement		4,437,184		7,765,072					7,765,072
Share issue costs				(606,547)					(606,547)
FV of broker warrants				(167,939)		167,939			-
FV of Lender warrants						116,177			116,177
Exchange differences on translation of foreign operations								(750,880)	(750,880)
BALANCE AS AT MARCH 31, 2023	10	120,958,527		98,134,854	31,516	15,541,256	(80,478,189)	(1,902,855)	31,326,582

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

(1)	The number of shares shown is on a pre-RTO and pre-consolidation basis, representing the actual number of shares outstanding of PNRC as at March 31, 2022. In connection with the RTO, shareholders of PNRC exchanged their shares at a rate of 1.054 shares of the Company for each share of PNRC (Note 3). The number of shares on a post-RTO, post-consolidation basis as at March 31, 2022 would be 86,540,753.

5 | PNRL / Q1 2023

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022

OPERATING ACTIVITIES
Total net loss for the period	(2,385,584)	(23,229,731)
Items not affecting cash:
Share-based payment	-	2,593,095
Deferred share units granted	157,292
Depreciation	45,762	-
Provision for leave and severance	86,496	-
Accrued interests and accretion on promissory note	200,834	-
Warrant fair value movement	-	19,712,297
Changes in working capital
Prepaid expenses and other receivables	100,518	(1,725,050)
Trade payables and accrued expenses	17,581	2,541,248
Net cash used in operating activities	(1,777,101)	(108,141)

INVESTING ACTIVITIES
Additions to Expenditures on exploration and evaluation assets	(4,508,429)	(11,786,644)
Net cash used in investing activities	(4,508,429)	(11,786,644)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	7,765,072	13,598,105
Share issue costs	(473,383)	(1,701,000)
Vehicle loan financing	(13,044)	151,209
Lease payment	(40,030)	2,702,331
Net cash provided by financing activities	7,238,615	14,750,645

Impact of currency translation for the foreign operations	(801,829)	(419,295)
Change in cash for the period	151,256	2,436,565
Cash at the beginning of the period	5,162,991	1,990,203
Cash at the end of the period	5,314,247	4,426,768

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Ltd. (TSXV: PNRL) (formerly, North American Nickel Inc.) (the “Company” or “PNRL”) was founded upon the closing of a reverse takeover transaction (the “RTO”) whereby Premium Nickel Resources Corporation (“PNRC”) and 1000178269 Ontario Inc., a wholly-owned subsidiary of North American Nickel Inc. (“NAN”), amalgamated by way of a triangular amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) (the “OBCA”) on August 3, 2022. (Note 3). Prior to the RTO, the common shares of NAN were listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NAN”.

Prior to the RTO, PNRC was a private company existing under the OBCA. PNRC was incorporated to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of certain assets of BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) that were in liquidation in Botswana. The initial investors of PNRC included NAN, several resource investors and local Namibian and Botswana mine operators.

In connection with the RTO, the Company was continued under the OBCA and changed its name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.”

Currently, the Company’s principal business activity is the exploration and development of mineral properties in Botswana through its wholly-owned subsidiaries.

The following corporate structure chart sets out details of the direct and indirect ownership of the principal subsidiaries of the Company:

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Mines (as defined below).
(2)	Premium Nickel Group Proprietary Limited owns the Selkirk mine.

7 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The Company has its head and registered office at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4.

On September 28, 2021, PNRC executed a definitive asset purchase agreement (the “Selebi APA”) with the liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. On January 31, 2022, PNRC closed the transaction and ownership of the assets was transferred to the Company.

PNRC also negotiated a separate asset purchase agreement to finalize terms for any prioritized assets formerly operated by TNMC. On August 22, 2022, the Company announced the completion of its acquisition of the nickel, copper, cobalt, platinum-group elements (“Ni-Cu-Co-PGE”) Selkirk mine in Botswana, together with associated infrastructure and four surrounding prospecting licences (collectively, the “Selkirk Assets”). The acquisition was completed pursuant to PNRC’s previously-announced asset purchase agreement with the liquidator of TNMC on January 20, 2022. With the acquisition now complete, ownership of the Selkirk mine has been transferred to the Company.

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. The Company has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities. The impact of COVID-19 on the Company’s operation was mainly the increase in travelling costs due to travel restriction as well as inflated material cost for exploration and drilling work.

Going Concern

The Company, being in the exploration and redevelopment stage, is subject to risks and challenges similar to companies in a comparable stage of exploration and development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, and global economic and metal price volatility and there is no assurance management will be successful in its endeavors. As at March 31, 2023, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $2,385,584 for the three months ended March 31, 2023. The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to obtain adequate financing. To date the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities and the reported expenses and comprehensive loss that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

8 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 26, 2023. The discussion in the notes to the unaudited condensed interim consolidated financial statements is stated in Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements were prepared in accordance with International Accounting Standards (“IAS 34”), Interim Financial Reporting, utilizing the accounting policies of the Company outlined in its December 31, 2022 audited annual consolidated financial statements. The accounting policies are in line with IFRS guidelines. These unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the audited annual consolidated financial statements and therefore should be read in conjunction with the Company’s audited annual consolidated financial statements.

(b) Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2022.

(c) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Effective August 3, 2022, NAN completed the 100% acquisition of the outstanding shares of PNRC (Note 3). As the shareholders of PNRC obtained control of the Company through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in these unaudited condensed interim consolidated financial statements as a reverse takeover. Consequently, the unaudited condensed interim consolidated statements of loss and cash flows for the three months ended March 31, 2023 reflect the results from the operations and cash flows of PNRL, the combined company post RTO, and the unaudited condensed interim consolidated statements of loss and cash flow for the three months ended March 31, 2022 reflect the results from the operations and cash flows of PNRC, the legal subsidiary.

(d) New standards and amendments effective this year

IAS 1 – In February 2021, the IASB issued “Disclosure of Accounting Policies” with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023. The impact of adopting this amendment on the Company’s consolidated financial statements was not significant.

IAS 8 – In February 2021, the IASB issued “Definition of Accounting Estimates” to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023. The impact of adopting this amendment on the Company’s consolidated financial statements was not significant.

9 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

(e) Accounting standards and amendments issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

3. AMALGAMATION

On April 26, 2022, PNRC and NAN entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of their previously-announced RTO transaction, pursuant to which PNRC would “go-public” by way of a reverse takeover of NAN.

Transaction Particulars

Pursuant to the Amalgamation Agreement:

(a)	NAN’s subsidiary, 1000178269 Ontario Inc. (“NAN Subco”), amalgamated with PNRC under Section 174 of the OBCA to form one corporation;

(b)	Holders of PNRC shares exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC (the “Exchange Ratio”), after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN; and

(c)	the transactions resulted in an RTO of the Company in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

In connection with the RTO, NAN, among other things: (a) changed its name to “Premium Nickel Resources Ltd.”; (b) changed its stock exchange ticker symbol to “PNRL”; and (c) reconstituted the board of directors and management of the Company. The outstanding options of PNRC immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof were entitled to acquire, following the closing of the RTO, options of the Company after giving effect to the Exchange Ratio, as applicable.

Pursuant to the Amalgamation Agreement, the Company issued 82,157,536 common shares of the Company (on a post-consolidation basis) in exchange for 77,948,368 outstanding shares of PNRC immediately prior to the effective time of the RTO. Immediately after giving effect to the RTO Transaction, the Company was owned approximately 72.1% by persons who were shareholders of PNRC prior to the RTO and 27.9% by persons who were shareholders of NAN prior to the RTO.

Prior to this exchange, NAN had 31,748,399 shares outstanding (on a post-consolidation basis). Taking into account the composition of the board and senior management and the relative ownership percentages of NAN and PNRC shareholders in the newly combined enterprise, from an accounting perspective PNRC is considered to have acquired NAN, and hence the transaction has been recorded as a reverse takeover.

The substance of the transaction is a reverse acquisition of a public company. The transaction does not constitute a business acquisition as NAN does not meet the definition of a business under IFRS 3 as it has no inputs or processes. As a result, the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”).

10 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The purchase price was determined based on the number of shares that PNRC would have had to issue on the date of closing to give the owners of NAN the same percentage equity (27.9%) of the combined entity as they held subsequent to the reverse takeover.

The costs of the acquisition have been allocated as follows:

FV of shares transferred	$77,431,152
FV of options, warrants and agent warrants	9,665,577
FV of preferred shares	31,516
Settlement of pre-existing relationship – 15% warrant and shares*	(47,985,863)

Total FV of consideration transferred	$39,142,383

Cash	$11,051,917
Trade and other receivables	450,522
Property, plant and equipment	14,111
Trade payables and accrued liabilities	(1,548,582)
Net assets acquired	9,967,968

Loss on acquisition	29,174,415
$39,142,383

*Pre-existing relationship

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC for up to 15% of the then outstanding capital of PNRC upon payment of USD 10,000,000 prior to the fifth anniversary of the date of issue. Prior to the date that the Amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled at law by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC’s financing prior to the RTO, and the fair value of the warrants was calculated using the Black-Sholes Model with the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk free rate of 3.14% and an expected volatility of 141.63%. As they were the securities contributed by NAN on the closing of the RTO, the fair value of the warrants and shares were included as part of the consideration on the acquisition date.

Pursuant to the RTO, an aggregate of 8,827,250 options to purchase common shares of the Company (“Replacement Options”) were issued (on a post 5:1 consolidation basis) to the former holders of options to purchase common shares of PNRC (prior to the RTO) (“PNRC Options”) in exchange for 8,375,000 PNRC Options. The Replacement Options issued to the former holders of PNRC Options were on the same terms and conditions as those exchanged by PNRC holders except all the previously unvested options vested immediately. Immediately prior to the completion of the RTO, PNRC had 2,383,333 unvested options outstanding which re-evaluated at a FV of $ 5,138,022 upon the completion of the RTO according to IFRS2.

Given that the RTO has been accounted for as a reverse takeover of NAN by PNRC, from an accounting perspective, PNRC is deemed to have issued options and warrants to the former security holders of NAN. Immediately prior to the closing of the RTO, NAN had 2,995,794 options and 2,228,340 warrants outstanding, respectively, as well as 118,186 preferred shares that could be converted to 13,131 common shares of NAN (on a post-consolidation basis). The aggregate fair value of such 2,995,794 options, 2,228,340 warrants and 118,186 preferred shares of NAN was $9,665,577, and this amount has been included as a component of the purchase price. Costs related to the transaction were $2,327,125 and were expensed as incurred.

11 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The fair value of NAN’s options and warrants as at August 3, 2022 was calculated using the following assumptions:

As of August 3, 2022	Warrants	Options
Expected dividend yield	0%	0%
Share price of last financing	$0.48	$0.48
Expected share price volatility	64.91% -113.22%	133.15% - 143.3%
Risk free interest rate	3.18%	2.85% - 3.08%
Remaining life of warrants & options	0.03 - 2 years	2.56 – 4.23 years

For purposes of determining the fair value of the share consideration exchanged on the RTO, the shares of PNRC were valued at USD 2.00 per share, the offering price for the PNRC shares on the last PNRC equity financing prior to the RTO.

The RTO resulted in a loss of $29,174,415 with respect to the fair value of the consideration transferred over the fair value of identifiable net assets, which has been recorded as a loss during the year in other income.

4. OTHER RECEIVABLES

A summary of the other receivables as at March 31, 2023 and December 31, 2022 is detailed in the table below:

	March 31, 2023	December 31, 2022

HST paid on purchases	561,679	445,128
VAT paid on purchases	129,872	359,502
	691,551	804,630

12 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS

	Botswana
	Selebi	Selkirk	Total

Balance, December 31, 2022	31,146,672	677,310	31,823,982
Site operations & administration	252,724	17,775	270,499
Care & Maintenance	613,132	-	613,132
Geology	658,622	24,217	682,839
Drilling	1,869,629	-	1,869,629
Geophysics	455,742	10,924	466,666
Engineering	878,139	-	878,139
Environmental, Social and Governance	13,314	-	13,314
Metallurgy & MP	-	148,229	148,229
Technical studies	6,215	150	6,365
Health and safety	96,099	-	96,099
Impact of foreign currency translation	(525,064)	(11,418)	(536,482)
Total, March 31, 2023	35,465,224	867,187	36,332,411

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Botswana Assets - Selebi and Selkirk

On September 28, 2021, the Company executed the Selebi APA with the BCL liquidator to acquire the Selebi assets and related infrastructure formerly operated by BCL. On January 31, 2022, the Company closed the transaction and ownership of the Selebi Assets transferred to the Company.

Pursuant to the Selebi APA the aggregate purchase price payable to the seller for the Selebi Assets, shall be the sum of $76,862,200 (USD 56,750,000) which amount shall be paid in three instalments:

●	$2,086,830 (USD 1,750,000) payable on the closing date. This payment has been made.
●	$33,860,000 (USD 25,000,000) upon the earlier of: (a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 Applications (further extension of the mining licence and conversion of the mining licence into an operating licence, respectively), and (b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year with written notice.
●	The third instalment of $40,632,000 (USD 30,000,000) is payable on the completion of mine construction and production start-up (commissioning) by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications.
●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of $6,164,688 (USD 5,178,747) from March 22, 2021 to the closing date. This payment has been made.

The total acquisition cost of the Selebi Mines included the first instalment of $2,086,830 (USD 1,750,000) and the payment of the care and maintenance funding contribution of $6,164,688 (USD 5,178,747) for the assets. As per the terms and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the exploration program determines that the Selebi Assets are not economical. The Company also has an option to pay in advance the second and third payments in the event where the exploration program determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of December 31, 2022, none of the conditions of the second and third instalment are met, hence these amounts are not accrued in the unaudited condensed interim consolidated financial statements.

13 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

PNRC also negotiated a separate asset purchase agreement (the “Selkirk APA”) with the liquidator of TNMC to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 20, 2022 and closed the transaction on August 22, 2022.

In regards to the Selkirk Assets, the Selkirk APA does not provide for a purchase price or initial payment for the purchase of the assets. The acquisition cost of the Selkirk mine of $327,109 (USD 244,954) was the care and maintenance funding contribution from April 1, 2021 to the closing date of the Selkirk APA. The Selkirk APA provides that if the Company elects to develop the Selkirk mine first, the payment of the second Selebi instalment of $33,860,000 (USD 25,000,000) would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the Selkirk mining licence (years) and conversion of the Selkirk mining licence into an operating licence, respectively). For the third Selebi instalment of $40,632,000 (USD 30,000,000), if the Selkirk mine were to be commissioned earlier than the Selebi Mines, the payment would trigger on the Selkirk mine’s commission date.

During the three months ended March 31, 2023, the Company incurred $4,508,429 in exploration expenditures on the Selebi Assets and Selkirk Assets (March 31, 2022 - $11,616,997).

14 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

6. PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated amortization as at March 31, 2023.

Cost	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2022	220,242	2,857,179	126,605	11,973	31,381	241,884	1,950	3,491,214
Impact of FX translation	(4,032)	(52,308)	(2,318)	(219)	(575)	(4,428)	-	(63,880)
Balance – March 31, 2023	216,210	2,804,871	124,287	11,754	30,806	237,456	1,950	3,427,334

Accumulated Depreciation	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2022	-	51,124	1,872	1,447	562	39,589	1,950	96,544
Depreciation during the period	-	40,111	1,783	535	441	2,892	-	45,762
Balance – March 31, 2023	-	91,235	3,655	1,982	1,003	42,481	1,950	142,306

Carrying Value	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and Software	Total
Balance – December 31, 2022	220,242	2,806,055	124,733	10,526	30,819	202,295	-	3,394,670
Balance – March 31, 2023	216,210	2,713,636	120,632	9,772	29,803	194,975	-	3,285,028

15 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

7. TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022

Amounts due to related parties (note 11)	181,341	43,235
Trade payables	3,509,904	3,660,519
Accrued liabilities	608,426	321,962
	4,299,671	4,025,716

8. PROMISSORY NOTE

On November 21, 2022, the Company announced a $7,000,000 bridge loan (the “Bridge Loan”) financing from Pinnacle Island LP (the “Lender”). The Bridge Loan financing closed on November 25, 2022 and net proceeds of $6,740,000 were received by the Company (after deducting the commitment fee of $260,000). The Bridge Loan is evidenced by the issuance of a promissory note by the Company to the Lender (the “Promissory Note”). The Promissory Note has a principal amount of $7 million and bears interest at a rate of 10% per annum, calculated monthly and initially payable on February 22, 2023, being the maturity date of the Promissory Note, with a right of the Company to extend the maturity date to March 22, 2023 by providing written notice to the Lender by February 15, 2023. The Company extended the maturity to March 22, 2023.

On March 17, 2023, the Company entered into an amended and restated promissory note (the “A&R Promissory Note”) extending the maturity of the Promissory note from March 22, 2023 to November 24, 2023 (the “Extension”). All other terms of the Promissory Note remain the same. In connection with the Extension and entry into of the A&R Promissory Note, the Company agreed to pay an amendment and restatement fee of $225,000 and issued 350,000 non-transferrable common share purchase warrants to the Lender (the “Lender Warrants”). Each Lender Warrant is exercisable to acquire one common share of the Company (the “Common Shares”) at a price of $1.75 per Common Share for a period of one year from the date of the A&R Promissory Note. In connection with the Extension and issuance of the Lender Warrants, the 119,229 common share purchase warrants previously issued to the Lender in connection with the initial issuance of the promissory note were cancelled concurrently with the Extension. The Lender Warrants and any Common Shares issuable on exercise of the Lender Warrants are subject to a statutory four-month hold period under applicable Canadian securities laws from the date of issue.

The obligations of the Company under the Promissory Note are fully and unconditionally guaranteed by each of its existing and future subsidiaries. No assets of the Company were pledged as collateral under the Promissory Notes. The Promissory Note is subject to certain covenants and provisions on events of default, repayments and mandatory prepayments.

In connection with the promissory note, the Company accrued $70,959 of interest due to the Lender as at December 31, 2022 and a further $172,603 of interest for the three months ended March 31, 2023.

The fair value of the liability of the Lender Warrants was estimated at $116,177 using the Black-Scholes Option Pricing Model. The fair value of the Lender Warrants and the amendment and restatement fee of $225,000 was added to the liability of the Promissory Note and amortized over the remaining life of the Promissory Note. During the three months ended March 31, 2022, an aggregate of $37,909 for fees and fair value of the Lender Warrants were amortized.

16 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The fair value of the Lender warrants was calculated using the following assumptions:

March 31, 2023
Expected dividend yield	0%
Stock price	$1.40
Expected share price volatility	77.2%
Risk free interest rate	3.49%
Expected life of warrant	1 year

9. LEASE LIABILITY

On July 9, 2022, the Company executed a sales agreement (the “Lodge Agreement”) with Tuli Tourism Pty Ltd. (the “Seller”) for the Syringa Lodge (the “Lodge”) in Botswana.

As per the Lodge Agreement, the aggregate purchase price payable to the Seller shall be the sum of $3,213,404 (BWP 30,720,000.00) A deposit of $482,011 (BWP 4,608,000) was paid on August 17, 2022. The balance is payable into two installments of $1,365,697 (BWP 13,056,000.00) on July 1, 2023 and August 1, 2024.

In addition to the above purchase price, the Company is required to pay to the Seller the an agreed interest amount in twelve equal monthly instalments of $13,657 (BWP 130,560) followed by twelve equal monthly instalments of $6,828 (BWP 65,280).

The details of lease liabilities are as follows:

March 31, 2023

lease liabilities as of December 31, 2022	2,731,394
Lease payments	(40,030)
Interest expense on lease liabilities	40,971
Impact of FX translation	(63,689)
IFRS 16 lease liabilities as of end of year	2,668,646
Current portion of lease liability (less than one year)	1,334,323
Long-term lease liability (one to five year)	1,334,323

10. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

Effective August 3, 2022, in connection with the closing of the RTO, the Company completed a share consolidation of the Company’s issued and outstanding common shares and preferred shares, in each case exchanging one (1) post-consolidation share without par value for every five (5) pre-consolidation shares issued and outstanding.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these financial statements and retrospectively to reflect the Company’s RTO share exchange and 5-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

17 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

a)	Common Shares Issued and Outstanding

During the three months ended March 31, 2023, the Company issued 4,437,184 common shares at a price of $1.75 per share for gross proceeds of $7,765,072 upon the closing of a brokered private placement on February 24, 2023 (the “Offering”). In connection with the Offering, the Company: (a) paid to the agents a cash commission of $473,383, equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid); and (b) issued to the agents that number of non-transferable broker warrants of the Company (the “Broker Warrants”) as is equal to 6% of the number of common Shares sold under the Offering (other than on common shares issued to president’s list purchasers on which Broker Warrants equal to 3% were issued). Each Broker Warrant is exercisable to acquire one common share at an exercise price of $1.75 per common share until February 24, 2025. A total of 221,448 broker warrants were issued to the agents under the Private Placement. The fair value of the warrants was estimated at $167,939 using the Black-Scholes Option Pricing Model. Legal fees related to the Offering of $133,164 were also recorded as a share issuance cost.

The fair value of the broker warrants was calculated using the following assumptions:

March 31, 2023
Expected dividend yield	0%
Stock price	$1.73
Expected share price volatility	77.52%
Risk free interest rate	4.28%
Expected life of warrant	2 year

As at March 31, 2023, the Company had 120,958,527 common shares issued and outstanding (December 31, 2022 – 116,521,343 on a post-RTO and post-consolidation basis).

2022

In April 2022, PNRC completed a non-brokered private placement of 8,936,167 shares at a price of USD 2.00 per share for gross proceeds of $22,388,599 (USD 17,731,238). In connection with the private placement, PNRC has paid to eligible finders (“Finders”): (a) a cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $1,535,727; and (b) that number of common shares equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 70,548 shares with a total value of $176,398 at the offer price of the private placement.

On August 3, 2022, PNRC combined with NAN in a reverse takeover transaction whereby shareholders of PNRC exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC, after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN (Note 3). As a result, a total of 82,157,536 common shares of NAN were issued in exchange for 77,948,368 shares of PNRC. These shares were added to the current NAN shares outstanding balance of 31,748,399 for total shares outstanding of 113,905,935 upon closing of the RTO.

18 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

b)	Warrants

A summary of common share purchase warrant activity for the three months ended March 31, 2023 was as follows:

	Number Outstanding	Weighted Average Exercise Price ($)
December 31, 2022	1,098,786	1.96
Issued	571,448	1.75
Exercised	-	-
Cancelled / expired	(119,229)	2.04
Balance as at March 31, 2023	1,551,005	1.92

At March 31, 2023, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
683,905	April 16, 2023[1]	1.75	0.02
295,652	August 3, 2024	2.40	0.26
221,448	February 24, 2025	1.75	0.27
350,000	March 22, 2024	1.75	0.22
1,551,005			0.77

1.	Subsequently, the expiry date of 643,299 warrants was extended to October 16, 2023 and the remaining 40,606 warrants expired on April 16, 2023.

c)	DSU Plan

Effective December 2022, the Company approved a Deferred Share Unit Plan (“DSU Plan”) (“DSUs”) that enables the Company upon approval by the Directors to grant DSUs to eligible non-management directors. The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the five day VWAP of the Company’s common shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Company’s common shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

During the three months ended March 31, 2023, DSUs have been granted as follows:

2023
Number of DSUs outstanding at December 31, 2022	200,000
Number of DSUs granted during the period	122,901

Number of DSUs outstanding at March 31, 2023	322,901

During the three months ended March 31, 2023, the DSU compensation totaled $157,292 and was recorded as share based compensation, and a DSU liability of the same amount was recorded (December 31, 2022, - $298,000).

19 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

d)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the three months ended March 31, 2023, the Company recorded $284,116 (December 31, 2022 - $7,731,117) of fair value of the warrants to reserves.

11. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (note 7).

	March 31, 2023	December 31, 2022

Directors and Officers of the Company	181,341	43,235
	181,341	43,235

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

During the year ended December 31, 2022, ThreeD Capital Inc. subscribed for a further 1,213,538 common shares of PNRC (1,279,069 shares on a post-RTO and post-consolidation basis), for a further investment of $3,064,582 (USD 2,427,076) (2021 - $374,123). As of March 31, 2022, ThreeD Capital Inc. beneficially owns 6,644,950 shares (December 31, 2022 - 8,662,347 shares) in both cases on a post-RTO and post-consolidation basis, constituting approximately 5.49% (December 31, 2022– 7.5%) of the issued and outstanding shares of the Company.

Between March 2 and March 3, 2022, PNRC issued promissory notes to its officers and directors as well as its shareholders as below:

Directors and Officers of the Company	35,000
ThreeD Capital Inc.	762,180
NAN	1,270,000
2,067,180

On April 30, 2022, all amounts owing in respect of the above promissory notes were repaid in full by payment of cash in an amount of $2,018,568, including interest and fees, and by issuing 310,000 PNRC Shares (326,740 shares of the Company on a post-RTO and post-consolidation basis).

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was related to the following:

	March 31, 2023	March 31, 2022
Management fees	802,074	498,974
Corporate and administration expenses	59,182	45,731
	861,256	544,705

20 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

12. FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, market risk and currency risk. The carrying value of cash and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the Promissory Note, vehicle financing and lease liability are equal to their carrying values as all these amounts carry a fix interest rate. The fair value of the DSUs is the closing price of the Company’s common shares at the end of each reporting period. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On March 31, 2023 and December 31, 2022, the fair value of cash and DSUs is based on Level 1 measurements.

13. RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada, Barbados and Botswana and undertakes transactions denominated in foreign currencies such as US dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amount shown are those reported and translated into CAD at the closing rate.

	Short -term exposure		Long-term exposure
	USD	BWP	BWP

March 31, 2023
Financial assets	3,154,245	1,031,792	34,040,669
Financial liabilities	(694,403)	(2,413,132)	(1,750,360)
Total exposure	2,459,842	(1,381,340)	32,290,309

21 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

	Short -term exposure		Long-term exposure
	USD	BWP	BWP

December 31, 2022
Financial assets	2,834,303	473,980	32,058,793
Financial liabilities	(1,246,825)	(2,176,110)	(1,530,341)
Total exposure	1,587,478	(1,702,130)	30,528,452

The following table illustrates the sensitivity of net loss in relation to the Company’s financial assets and financial liabilities and the USD/CAD exchange rate and BWP/CAD exchange rate, all other things being equal. It assumes a +/- 5% change of the USD/CAD and BWP/CAD exchange rates for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively.

If the CAD strengthened against the USD and BWP by 5%, respectively (December 31, 2022 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
March 31, 2023	122,992	(69,067)	53,925	1,614,515
December 31, 2022	79,374	(85,106)	(5,732)	1,526,423

If the CAD weakened against the USD and BWP by 5%, respectively (December 31, 2022 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
March 31, 2023	(122,992)	69,067	(53,925)	(1,614,515)
December 31, 2022	(79,374)	85,106	5,732	(1,526,423)

The higher foreign currency exchange rate sensitivity in profit at March 31, 2023 compared with December 31, 2022 is attributable to fluctuations in foreign exchange rates, BWP and USD in relation to CAD.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

22 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

The following table shows the Company’s contractual obligations as at March 31, 2023:

	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	4,299,671	-	-	4,299,671
Vehicle financing	37,718	50,291	63,591	151,600
Lease liability	1,334,323	1,334,323	-	2,668,646
	5,671,712	1,384,614	63,591	7,119,917

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raises and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, and other current liabilities, net of cash.

	March 31, 2023	December 31, 2022
Shareholder’s equity	31,326,582	27,188,344
Current liabilities	12,574,288	12,462,372
	43,900,870	39,650,716
Cash	(5,314,247)	(5,162,991)
	38,586,623	34,487,725

14. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Botswana, Greenland and Canada. The Company’s geographic segments are as follows:

	March 31, 2023	December 31, 2022
Current assets
Canada	2,282,266	3,198,344
Barbados	1,393,192	493,552
Botswana	2,813,626	2,746,450
Total	6,489,084	6,438,346

23 | PNRL / Q1 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023

(Expressed in Canadian dollars)

	March 31, 2023	December 31, 2022
Property, plant and equipment
Canada	9,990	10,714
Botswana	3,275,038	3,383,956
Total	3,285,028	3,394,670

	March 31, 2023	December 31, 2022
Exploration and evaluation assets
Botswana	36,332,411	31,823,982

15. CONTINGENT LIABILITIES

There are no environmental liabilities associated with the Selebi Assets and the Selkirk Assets as at the acquisition dates as all liabilities prior to the acquisitions are the responsibility of the sellers, BCL and TNMC, respectively. The Company has an obligation for the rehabilitation costs arising subsequent to the acquisitions. As of March 31, 2023, management is not aware of or anticipating any contingent liabilities that could impact the financial position or performance of the Company related to its exploration and evaluation assets.

The Company’s exploration and evaluation assets are affected by the laws and environmental regulations that exist in the various jurisdictions in which the Company operates. It is not possible to estimate the future contingent liabilities and the impact on the Company’s operating results due to future changes in Company’s development of its projects or future changes in such laws and environmental regulations.

16. SUBSEQUENT EVENTS

On April 13, 2023, the Company extended the expiry date of a total of 643,299 common share purchase warrants of the Company from April 16, 2023 to October 16, 2023. Each of the such warrants entitles the holder thereof to purchase one common share of the Company at a price of $1.75 per share (on a post-consolidation basis). Other than the extension of the expiry date of such warrants, all other terms and conditions remain unchanged.

24 | PNRL / Q1 2023